January 19, 2012

Via EDGAR and E-mail

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

Re:	Orbital Sciences Corporation Form 10-K for the fiscal year ended December 31, 2010 Filed February 28, 2011 Form 10-Q for the quarter ended September 30, 2011 Filed October 27, 2011 File No. 1-14279

Dear Mr. Spirgel:

This letter responds to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on Orbital Sciences Corporation’s (herein referred to as “we” or the “Company”) Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended September 30, 2011, communicated in your letter dated December 8, 2011.  For convenience of reference, we have repeated your comments followed by our responses.

In responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.
We note your discussion of the research and development costs incurred in connection with the Taurus II development program on page 31.  Please quantify within this discussion the total amount of expenses that have been treated as allowable costs under your government contracts even though the government has not yet made a final determination.  Provide similar disclosure within financial statement footnote 9.

Response:

The Taurus II (now called “Antares”) launch vehicle development program began in 2007.  Each year we have disclosed in MD&A the annual amount of expenses incurred in connection with this development program that have been treated as allowable costs under our government contracts even though the government has not yet made a final determination.  The cumulative amount of these expenses was $119.2 million through December 31, 2010 and $143.4 million through September 30, 2011.  We disclosed the cumulative amount of these expenses through September 30, 2011 on page 20 of our Form 10-Q for the quarter ended September 30, 2011.  We will include disclosure of the cumulative amount of these expenses in MD&A and within the financial statement footnotes in future Form 10-K and Form 10-Q filings.

Financial Statements

Balance Sheet, page 48

2.
We note in the first paragraph on page 39 that under the terms of the CRS contract, a substantial percentage of the customer cash receipts are billable and collectible only upon successful launch of each vehicle, the first of which is scheduled to occur in 2012.  In light of this, it appears any recorded receivables relating to the CRS contract should be classified as non-current assets within your year-end balance sheets.  Please explain to us your policy for classifying these amounts within your balance sheet.

Response:

Our policy is to classify the CRS contract receivables, as well as all other contract-related receivables, within current assets.  We classify contract-related receivables as current assets because they are reasonably expected to be realized during the normal operating cycle of the Company’s business.  Our operating cycle is based upon the duration of our contracts, nearly all of which exceed one year and most of which exceed two or more years.  We believe that our policy is consistent with paragraphs 3.75 through 3.78 of the AICPA Audit and Accounting Guide for Federal Government Contractors (the “AICPA Guide”), which state the following (emphasis added):

“3.75  The predominant practice among government contractors is to present classified balance sheets on the basis of one year or the operating cycle (if it exceeds one year).”

“3.76  For most contractors, the operating cycle is difficult to measure with precision because it is determined by contracts of varying durations.  Chapter 3 of ARB No. 43 defines the operating cycle as ‘the average time intervening between the acquisition of materials or services entering [the production] process and the final cash realization.’”

“3.77  The operating cycle of a contractor is determined by a composite of many individual contracts in various stages of completion.  Thus, the operating cycle of a contractor is measured by the duration of contracts, that is, the average time intervening between the inception of contracts and the substantial completion of those contracts.  Chapter 3 of ARB No. 43 defines current assets and current liabilities in relation to the operating cycle.”

“3.78  In applying these definitions, the predominant practice for contractors whose operating cycle exceeds one year is to classify all contract-related assets and liabilities as current under the operating cycle concept and to follow the more specific guidance in ARB No. 43 in classifying other assets and liabilities…”

The above guidance in the AICPA Guide has been promulgated in Accounting Standards Codification (“ASC”) 912-210-45 as follows:

“45-6  Contractors whose operating cycle exceeds one year shall classify all contract-related assets and liabilities as current under the operating cycle concept and follow the more specific guidance in Section 210-10-45 in classifying other assets and liabilities.”

We believe that the Company’s classification of receivables and related disclosure are also consistent with the guidance in SEC Financial Reporting Policies (“FRP”) Section 206 and Rule 5-02.3(c) of Regulation S-X.  Furthermore, following this guidance, we disclose the amount of unbilled receivables to be collected beyond one year, for example, see Note 5 to our financial statements in the Form 10-K for the year ended December 31, 2010.

3.
Furthermore, we note on page 60 that unbilled accounts receivable include amounts that become due incrementally over periods of up to 15 years.  Explain to us your basis for classifying these amounts as current assets in your balance sheet.

Response:

As discussed above, we believe that the unbilled accounts receivable that become due incrementally over periods of up to 15 years are “contract-related assets” as described in ASC 912-210-45 and as such, are properly reported within current assets.  Further, we believe that the classification of these contract-related receivables and related disclosures are consistent with the guidance in FRP Section 206 and paragraphs 3.75 through 3.78 of the AICPA Guide as discussed in our response to comment 2 above.  Following the guidance in FRP Section 206 and Rule 5-02.3(c) of Regulation S-X, we disclose the amount of unbilled receivables that are expected to be collected beyond one year.

Note 1. Revenue Recognition, page 51

4.
We note it is your policy to include incentive and award fees in estimated contract revenue at the time the amounts can be reasonably determined and are reasonably assured based upon historical experience and other objective criteria.  We also note as a result of the launch failure of your Taurus XL rocket on March 4, 2011, you reduced revenue and operating profit on the Taurus contract pertaining to a mission success incentive that was not earned.  In light of the uniqueness of your highly technologically complex products, please explain to us in detail how you are able to estimate total contract revenue with reasonable accuracy and conclude that ultimate realization is reasonably assured.

Response:

We have certain contracts which include provisions for potential incentives or award fees based on performance in relation to established criteria.  Incentive and award fees are included in estimated contract value at the time the amounts can be reasonably determined and are reasonably assured based upon historical experience and other objective criteria.  We estimate the amount of incentives and award fees in estimated contract revenue at the inception of each contract, with reassessments made each quarter throughout the period of contract performance.  Should performance under such contracts differ from previous assumptions, current period revenues and profits would be adjusted.  Our assessments are guided by the historical performance of our products and product families and the reliability record of the technology that we employ.  Although complex, much of the technology in our products, like our launch vehicles, is based on the same well-tested technologies that have been employed for many years.

Authoritative Literature:

The authoritative literature that is the basis for our revenue recognition policy, including our policy for recognition of incentive and award fees is discussed in our response to comment 5a below.

Basis for Consideration to Include Incentive and Award Fees in Contract Value:

Under our accounting policies, incentive and award fees applicable to performance on contracts are considered in estimating the contract value, and are recorded as a component of contract value when there is sufficient information to assess whether the anticipated contract performance criteria are expected to be met.

Prior to launching a rocket, extensive testing and quality procedures are performed concurrently by the Company and the customer to ensure success of the mission.  For example, with respect to contracts with major government customers, including the National Aeronautics and Space Administration (NASA) and the Department of Defense, the customer typically conducts multiple program reviews of the contract’s progress with Company personnel.  These reviews serve multiple purposes, including (i) demonstration to the customer that the engineering and manufacturing processes are consistent with technical specifications in the contract, (ii) customer concurrence regarding the completion of milestones which support the assessment of progress towards completion under the contract and (iii) further assurance and concurrence that there is a very high likelihood of a successful mission.

As part of our risk management strategy, we generally insure significant contract performance milestones, such as milestones that are payable to the Company upon the successful launch of a rocket.  Such milestone receipts often represent a significant percentage of total contract value.  In procuring an insurance policy, the Company must adequately demonstrate to an underwriter (an independent third party) the Company’s ability to attain performance objectives and achieve mission success.  While the existence (or lack thereof) of insurance does not impact revenue recognition by itself, the fact that insurance is obtainable from an independent and objective third party at reasonable rates further supports the Company’s assumption that it will earn performance milestones.

Historical Experience and Technological Considerations:

We assess historical experience within a family of similar products.  Our space launch vehicles share significant amounts of heritage technology, so we believe a broad analysis of performance history across the family of similar products provides a reasonable basis for extrapolating assumptions regarding success.  For example, our Taurus rocket (also referred to as Taurus XL) is a ground-launched variant of our air-launched Pegasus rocket.  From 1997 through year-end 2010, 31 of our Taurus and Pegasus rocket launches were successful out of 33 launch attempts, or a 94% success rate.  Further, our Taurus and Pegasus rockets share many of the same designs, subsystems, components and technologies that are utilized in the Company’s interceptor and Minotaur rockets.   From 1997 through year-end 2010, 60 of our Taurus, Pegasus, interceptor and Minotaur rocket launches were successful out of 62 launch attempts, or a 97% success rate.  Further, from 1997 through year-end 2011, 64 of our Taurus, Pegasus, interceptor and Minotaur rocket launches were successful out of 67 launch attempts, or a 96% success rate.

In addition to our historical experience, we also assess the specific technological considerations for each contract in estimating contract value.  Our contracts entail extensive design, analysis, documentation, demonstration, testing and review procedures that are executed with significant integrated involvement and direction among our customers, Company personnel and other scientific and engineering experts.  However, the Company’s products do not necessarily employ new technology, subsystems or components.  Instead, our products generally employ proven technologies, components and subsystems that have demonstrated capabilities.  Since we typically employ technologies, components and subsystems that have been utilized and proven over many years, we are normally able to reasonably assess the contract value at the inception of each contract and quarterly throughout the performance period.

5.
In regard to the above comment and with a view toward expanded policy disclosure, please address each of the following questions so that we may fully understand your revenue recognition policy and how you implement this policy in practice.

a.  Explain to us the basis for your policy in the GAAP literature.

Response:

Our revenue recognition policy is based upon the guidance in ASC 605-35, “Revenue Recognition – Construction and Production-Type Contracts.”  Specifically, we believe that the Company’s contracts and operations are within the scope of ASC 605-35-15-2 which states in part:

“15-2  The performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or services …”

ASC 605-35-15-3 includes a listing of contracts that are covered.  We believe that the third bullet in this paragraph, cited below, encompasses the Company’s contracts.

“15-3  Contracts covered by this statement include, but are not limited to, the following:

•	Contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specifications or to provide services related to the performance of such contracts.”

Our revenue recognition policy implements the guidance in ASC 605-35-25, specifically, subtopics 15 and 16, which state in part:

“25-15  Estimating the revenue on a contract is an involved process, which is affected by a variety of uncertainties that depend on the outcome of a series of future events.  The estimates must be periodically revised throughout the life of the contract as events occur and as uncertainties are resolved.  The major factors that must be considered in determining total estimated revenue include all of the following: the basic contract price, contract options, change orders, claims, and contract provisions for penalties and incentive payments, including award fees and performance incentives.  All those factors and other special contract provisions must be evaluated throughout the life of a contract in estimating total contract revenue to recognized revenues in the period in which they are earned under the percentage-of-completion method of accounting.”

“25-16  …the determination of total estimated revenues requires careful consideration and the exercise of judgment in assessing the probabilities of future outcomes.”

Paragraph 3.30 of the AICPA Guide also states (emphasis added), “…In the case of performance incentives, assessing whether actual performance will produce results that meet targeted performance objectives may require substantial qualitative judgment and experience with the types of activities covered by the contract.  However, these estimations of expected performance vis-à-vis targeted performance are not unlike the processes used to estimate percentage-of-

completion and, therefore, are consistent with the concept of accounting for contracts under the percentage-of-completion method prescribed in SOP 81-1.”

b.
Explain to us the timing of when you determine you are able to estimate total contract revenue with reasonable accuracy and conclude that ultimate realization is reasonably assured.  For example, do you normally conclude ultimate realization is reasonably assured prior to the launch of a new product?

Response:

The Company’s new products do not typically utilize significantly new technology or designs.  Instead, many such products are based upon a modification of existing designs using proven technologies, components and subsystems, to meet a customer’s specific requirements.  For example, our Taurus rocket shares many of the same designs, subsystems, components and technologies that are utilized in our Pegasus, interceptor and Minotaur rockets.  Since we typically employ technologies, components and subsystems that have been utilized and proven over many years, we are normally able to reasonably assess the major elements of contract value (or total contract revenue) at the inception of each contract.  We include in contract value our estimates of potential incentives and award fees.  We make our initial assessment of contract value at the inception of each contract, and we reassess contract value each quarter throughout the period of contract performance, based upon historical experience, a technical assessment of the program, and other objective criteria.  We assess historical experience and technical risk within the same or similar family of products as discussed further in our response to comments 4 and 5c.

c.
Explain the nature of the historical experience and other objective criteria that you are relying upon.  Clarify if this historical experience is specific to a particular product, such as the Taurus XL rocket, or are you placing reliance upon your experience with all of your launch vehicles.

Response:

As discussed in detail in our response to comment 4 above, we assess historical experience within the family of similar products.  For example, in making contract value judgments pertaining to Taurus XL rocket contracts, we assess our historical experience from prior Taurus, Pegasus, interceptor and Minotaur rockets that share many of the same designs, subsystems, components and technologies and which have been launched with a 97% success record from 1997 through year-end 2010 and a 96% success record through year-end 2011.

d.
Explain any circumstance where you did not include incentive and award fees in estimated contract revenue because the amounts could not be reasonably determined and were not reasonably assured based upon historical experience and other objective criteria.

Response:

Certain of our contracts contain provisions for potential incentive or award fees.  Incentive and award fees are based upon the achievement of certain criteria and such fees are generally variable or proportionate, meaning the Company could earn an amount in the range from zero to 100% of the total possible incentive or award fee.  However, some incentive or award fees are “pass/fail” or binary, meaning they are either 100% earned or entirely forfeited.  For variable incentive or award fees, at the inception of the contract the Company includes in estimated contract revenue management’s assessment of the amount that is reasonably assured, which is generally less than the full potential amount of the incentive or award fee.  For binary incentives, the Company recognizes all of the incentive in contract value when management is reasonably assured that the incentive will be achieved, based on technical assessments of the program, prior experience and other objective criteria.  Consistent with the Company’s policy and the accounting guidance cited above, management evaluates and reassesses its judgments regarding the realization of incentive and award fees on a quarterly basis throughout the execution of each contract.

Certain of our contracts provide that a final payment milestone is contingent upon specific objective criteria, such as the successful launch of a rocket.  Mission success milestones are usually binary in nature, meaning they are either 100% earned or entirely forfeited, based upon the achievement of the criteria.  Mission success milestones are typically significant in relation to total contract value -- they generally range from 10% to 25% of total contract value.  At the inception of each contract, the Company normally includes mission success milestones in contract value for revenue recognition purposes because we plan and execute our contracts with a high degree of confidence that the mission will be successful and our historical experience with the same or similar missions has demonstrated a very high success rate.

e.	We note the COTS and the Taurus II rocket are currently under development. Tell us if you are recognizing any revenue from incentive and award fees in connection with these products.

Response:

Our Taurus II (now called “Antares”) development program is a research and development program.  Our COTS program is a best-efforts research and development cost-sharing arrangement that does not result in consolidated revenue recognition.  As disclosed within our Form 10-K, we recognize intersegment revenues (which are eliminated in consolidation) within our Launch Vehicles segment pertaining to Antares rockets that are being manufactured within that segment for the COTS program which is conducted by our Advanced Space Programs segment.

Our CRS contract with NASA will utilize the Antares rocket to launch the module that will transport cargo to the International Space Station.  As referenced in comment 2 above, we disclosed in our December 31, 2010 Form 10-K, that under the terms of the CRS contract, a substantial percentage of customer cash receipts are billable and collectible only upon successful launch and delivery.  We have included these launch and delivery success milestones, which total 25% of contract value, in estimated revenue.  These launch and delivery success milestones are based upon objective criteria (launch and delivery success), the achievement of which is binary:  the Company will either earn 100% or none of each milestone.  We believe that the realization of the CRS contract launch and delivery success milestones is reasonably assured based upon historical experience and other objective criteria, including the following factors.  The technologies employed in the Antares rocket and the delivery module utilize many proven designs and subsystems, engineering standards, production, and test processes common to Orbital’s family of highly successful launch vehicles and spacecraft.  In addition, each Antares rocket and delivery module, as well as every rocket and spacecraft we produce, is subjected to exacting testing and quality assurance measures and procedures designed and performed by highly educated and skilled engineers and technical personnel and with significant involvement and direction by both NASA and other experts.

Note 9. Commitments and Contingencies, page 69

Terminated Contracts, page 70

6.
If material, quantify the amount recorded as an adjustment to revenue upon termination of the Orion Launch Abort System contract and the Kinetic Energy Interceptor contract here and within MD&A, and advise us.

Response:

The Orion Launch Abort System contract was terminated for convenience by the customer in the second quarter of 2010 and we recorded a $2.1 million revenue reduction upon termination of this contract.  The Kinetic Energy Interceptor contract was terminated for convenience by the customer in the second quarter of 2009 and we recorded a $1.3 million revenue increase upon termination of this contract.  We discussed the impact of the decrease in revenues due to these contract terminations within MD&A; however, we did not believe that it was material to the Company’s consolidated or segment financial results to specifically disclose the revenue adjustments recorded upon contract termination.

If you have any questions or further comments, please contact the undersigned at (703) 406-5676, or Hollis Thompson, Senior Vice President and Controller, at (703) 406-5429.

Sincerely,

/s/ Garrett E. Pierce

Garrett E. Pierce
Vice Chairman and Chief Financial Officer

cc:	Mr. Dean Suehiro Mr. Robert S. Littlepage Mr. Ajay Koduri